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               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934



                      EURONET SERVICES INC.
                        (Name of Issuer)


             COMMON STOCK, PAR VALUE $0.01 PER SHARE
                 (Title of Class of Securities)


                            298736109
                         (CUSIP Number)


ROBERT C. CANFIELD, ESQ.      Copies to:     John F. Marvin
333 West 11th Street                         Leonard Jurden
Kansas City, Missouri 64105                  Sonnenschein Nath &
816-435-1000                                  Rosenthal
816-843-5360 (facsimile)                     4520 Main Street
                                             Kansas City, Missouri
                                               64111
                                             816-932-4400
                                             816-531-7545   (fax)
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                          MARCH 6, 1997
     (Date of Event Which Requires Filing of This Statement)











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CUSIP NO.: 298736109          Schedule 13D        March 14, 1997

1)   NAME OF REPORTING PERSON:  DST Systems, Inc.


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not
     Applicable.


3)   SEC USE ONLY:


4)   SOURCE OF FUNDS:  OO.


5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): Not Applicable.


6)   PLACE OF ORGANIZATION:  Delaware.

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

     7)   SOLE VOTING POWER:  1,178,797.


     8)   SHARED VOTING POWER:  None.


     9)   SOLE DISPOSITIVE POWER:  1,178,797.


     10)  SHARED DISPOSITIVE POWER:  None.


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
     1,178,797 shares.


12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES: /X/ Excludes 1,500 shares beneficially owned by certain executive officers of the Reporting Person.


13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  8.16%.


14)  TYPE OF REPORTING PERSON:  CO.

PAGE
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CUSIP NO.: 298736109          Schedule 13D        March 14, 1997


ITEM 1.   SECURITY AND ISSUER.

               The class of equity securities to which this Schedule relates is the common stock, $0.02 par value per share ("Common Stock"), of Euronet Systems Inc., a
          Delaware corporation (the "Issuer").

               The address of principal executive office of the Issuer is ZSIGMOND TER 10, H-1023 Budapest, Hungary. The United States mailing address of the Issuer is 12617
          Juniper Circle, Leawood, Kansas 66209.

ITEM 2.   IDENTITY AND BACKGROUND.

               This Schedule is being filed by DST Systems Inc., a Delaware corporation (the "Reporting Person"). The principal executive office of the Reporting Person is located at 333 West 11th Street, Kansas City, Missouri 64105.

               The Reporting Person provides sophisticated information processing and computer software services and products to mutual funds, insurance companies, banks and other financial services organizations.

               Kansas City Southern Industries, Inc., a Delaware corporation ("KCSI"), currently owns approximately 41% of the Reporting Person. In addition, Messrs. Allinson and Fitt, who are directors of the Reporting Person, are also directors of KCSI. DST has not entered into any agreements with KCSI concerning DST's management and policies. The existence of cumulative voting and the exemption of KCSI from DST's stockholder rights plan provide KCSI the potential to effectively control DST. However, KCSI disclaims control of DST and beneficial ownership of the Issuer's Common Stock and a result of KCSI's ownership of DST's common stock.

               Neither the Reporting Person nor any of its executive officers or directors hereinafter listed has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               Neither the Reporting Person nor any of its executive officers or directors hereinafter listed has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          DIRECTORS AND EXECUTIVE OFFICERS

               The names of the Reporting Person's directors and executive officers appear below. Each such person is a citizen of the United States of America except Mr. Winn, who is a citizen of the United Kingdom, and each is principally employed by the Reporting Person in the capacities shown, except as otherwise indicated. The business address of such directors and executive officers is 333 West 11th Street, Kansas City, Missouri 64105, except as otherwise indicated below.

          Directors (excluding executive officers who are directors)

          A. Edward Allinson       Executive Vice President, State
                                     Street Bank and Trust Company
                                   Chairman of the Board of
                                     Directors, Boston Financial
                                     Data Services, Inc.
                                   One Enterprise Drive
                                   North Quincy, MA 02171

          Michael G. Fitt          Retired
                                   10349 N. Lake Circle
                                   Olathe, KS 66061

          William C. Nelson        Chairman of the Board and
                                     Chief Executive Officer of
                                     Nations Bank, N.A. (Mid-West)
                                   14 W. 10th Street
                                   Kansas City, MO 64105

          M. Jeannine Strandjord   Senior Vice President and
                                     Treasurer of Sprint
                                     Corporation
                                   2330 Shawnee Mission Pkwy.
                                   Westwood, KS 66205

          Executive Officers

          T.A. McDonnell      President and Chief Executive
                                Officer, Director

          T.A. McCullough     Executive Vice President, Director

          R.C. Canfield       Senior Vice President,
                                General Counsel and Secretary

          M.B. Comer          Vice President

          K.V. Hager          Vice President, Chief Financial
                                Officer and Treasurer

          J.P. Horan          Chief Information Officer

          J.W. McBride        Group Vice President

          R.L. Tritt          Group Vice President

          M.A. Waterford      Group Vice President

          J.P. Kirk, Jr.      Vice President and Chairman of
                                DST Realty
                              1004 Baltimore Ave.
                              Kansas City, MO 64105

          C.W. Schellhorn     Chairman of the Board and
                                President of Output
                                Technologies, Inc.
                              2534 Madison St.
                              Kansas City, MO 64108

          J.M. Winn           Managing Director of DST
                                International Limited
                              DST House, St. Mark's Hill
                              Surbitan, Surray KT64QD, England


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The Reporting Person acquired its ownership in the Issuer in exchange for its holdings of Euronet Holding N.
          V. ("Holding") in connection with the reorganization of Holding into a Delaware corporation.

               The shares of Common Stock owned by Messrs.
          McCullough and Kirk were purchased with personal funds.
          See below concerning the amount of funds.

ITEM 4.   PURPOSE OF TRANSACTION.

               The Reporting Person and its directors and executive officers hold the Common Stock for investment purposes, but each reserves the right to exercise any and all rights and privileges as stockholders of the Issuer in a manner consistent with the Reporting Person's or its directors' and officers' own best interests, to purchase or sell the Common Stock or other securities of the Issuer, and to communicate with management of the Issuer, other stockholders of the Issuer or others and/or to participate, alone or with others, in various plans, proposals or transactions respecting the Issuer or the Reporting Person's or its directors' and officers' Common Stock.

               Except as set forth in this Schedule, the Reporting Person and its directors and officers have no present plans or intentions that relate to or would result in any of the events described in paragraphs (a) through (j) of
          Item 4 of the instructions to Schedule 13D. However, as previously noted, the Reporting Person and its directors and officers reserve the right to change their intentions with respect to such matters.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     REPORTING PERSON

     (a) The responses to Items 11 and 13 of the inside cover page of this Schedule 13D are hereby incorporated by reference in response to paragraph (a) of this Item 5. The percentage of the outstanding Common Stock was calculated based upon the shares shown outstanding on the Issuer's Form S-1 dated March 6, 1997 (Commission File No. 333-18121).

     (b) The responses to Items 7, 8, 9 and 10 of the inside cover page of this Schedule 13D are hereby incorporated by reference in response to paragraph (b) of this Item 5.

     (c) The Reporting Person has had the following transactions in the Common Stock during the 60 days prior to the date of this Schedule:

          1. On March 6, 1997, the Reporting Person exchanged all of its holdings in Euronet Holding N. V. for 920,497 shares of the Common Stock and received an additional 258,300 shares of the Common Stock in fulfillment of an obligation of Euronet Holding N.
               V. assumed by the Issuer.

          The Reporting Person has not had any other transactions in the Common Stock during the last 60 days.

     (d) No person, other than the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock.

     (e)  Not applicable.
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     DIRECTORS AND EXECUTIVE OFFICERS

               None of the directors and executive officers of the Reporting person other than Messrs. Kirk and McCullough own any of the Common Stock.

               Mr. Kirk owns 1,000 shares of the Common Stock and
          has sole power to vote and dispose of the shares.   He
          acquired such shares in the open market March 13, 1997 at a price of $ 14.50 per share (excluding commissions).
          Mr. Kirk's shares represent less than one percent of the outstanding shares of the Common Stock. No person, other than Mr. Kirk, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock beneficially owned by him.

               Mr. McCullough owns 500 shares of the Common Stock and has sole power to vote and dispose of the Stock. He acquired such shares in the Issuer's initial public offering on March 7, 1997 at a price of $ 13.50 per share. Mr. McCullough's shares represent less than one percent of the outstanding shares of the Common Stock. No person, other than Mr. McCullough, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock beneficially owned by him.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               The Reporting Person and its directors and executive officers currently has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               None.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  March 14, 1997

SIGNATURE:     /s/  Robert C. Canfield
                    Senior Vice President, General Counsel
                    and Secretary